UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Notice to the Market by Natura &Co Holding S.A. regarding the position of investor relations officer dated May 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: May 31, 2022

Item 1

Notice to the Market by Natura &Co Holding S.A. regarding the position of investor relations officer dated May 31, 2022.

NATURA &CO HOLDING S.A. Publicly-Held Company CNPJ/ME No. 32.785.497/0001-97

NOTICE TO THE MARKET

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO), informs its shareholders and the market in general that Guilherme Strano Castellan, Chief Financial Officer (CFO), was appointed by the Board of Directors to the position of Investor Relations Officer, replacing Viviane Behar de Castro, who will dedicate herself to other functions at the group. Guilherme Strano Castellan will accumulate both roles, aiming to further strengthen the relationship with investors.

São Paulo, May 31, 2022.

NATURA &CO HOLDING S.A

Guilherme Strano Castellan Chief Financial and Investor Relations Officer